Exhibit 12.1

FREEPORT-McMoRan COPPER & GOLD INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	For the years ended December 31,
	2008	2007[a]	2006	2005	2004

(Loss) income from continuing operations before
income taxes, minority interests in consolidated
companies, equity in affiliated companies' net
earnings and cumulative effect of accounting
changes	$(13,309)	$6,111	$2,820	$2,028	$572
Amortization of previously capitalized interest	25	17	18	18	18
Less: capitalized interest	(122)	(147)	(11)	(4)	(3)

(Losses) earnings from continuing operations before fixed charges
before adjustments for fixed charges	$(13,406)	$5,981	$2,827	$2,042	$587

Fixed charges:
Interest expense, net of capitalized interest	567	496	71	124	140
Capitalized interest	122	147	11	4	3
Amortization of debt expenses, premiums and
discounts	17	17	5	8	8
Interest portion of rental expense	18	12	1	1	1

Total fixed charges	724	672	88	137	152

Adjusted (losses) earnings	$(12,682)	$6,653	$2,915	$2,179	$739

Ratio of earnings to fixed charges [a]	- [b]	9.9	33.1	15.9	4.9

Preferred dividend requirements:
Total fixed charges	$724	$672	$88	$137	$152
Preferred stock dividends	347	340	116	128	103
Combined fixed charges and preferred stock dividends	$1,071	$1,012	$204	$265	$255

Ratio of earnings to combined fixed charges and preferred
stock dividends [a]	- [c]	6.6	14.3	8.2	2.9

a.
For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of (loss) income from continuing operations before income taxes, minority interests in consolidated subsidiaries, equity in affiliated companies' net earnings and cumulative effect of accounting changes. Minority interests in majority-owned subsidiaries were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges from continuing operations consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; and that portion of rental expense that FCX believes to be representative of interest. For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements. The amount of pre-tax earnings required to cover such preferred stock dividends was computed using the effective tax rate for each applicable year.

b.	As a result of the loss recorded in 2008, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $13.4 billion to achieve coverage of 1:1 in 2008.

c.	As a result of the loss recorded in 2008, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $13.8 billion to achieve coverage of 1:1 in 2008.